UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Netfin Acquisition Corp.

(Name of Issuer)

Class A Common Stock, $.0001 par value

(Title of Class of Securities)

ISIN: KYG6455A1233

(CUSIP Number)

August 2, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☑       Rule 13d-1(c)

☐       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ISIN: KYG6455A1233

1	NAME OF REPORTING PERSON RP Investment Advisors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 1,350,000*
OWNED BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,350,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.136% (1)*
12	TYPE OF REPORTING PERSON PN, IA, FI

(1)	Based upon 22,000,000 shares of Class A common stock outstanding as of July 30, 2019, as described in the Issuer’s Registration Statement on Form S-1, as amended, relating to the initial public offering of the Issuer’s units, initially filed with the Securities and Exchange Commission on July 11, 2019.

ISIN: KYG6455A1233

1	NAME OF REPORTING PERSON RP Select Opportunities Master Fund Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 1,012,500*
OWNED BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,012,500*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,012,500*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.602% (1)*
12	TYPE OF REPORTING PERSON FI

(1)	Based upon 22,000,000 shares of Class A common stock outstanding as of July 30, 2019, as described in the Issuer’s Registration Statement on Form S-1, as amended, relating to the initial public offering of the Issuer’s units, initially filed with the Securities and Exchange Commission on July 11, 2019.

ISIN: KYG6455A1233

1	NAME OF REPORTING PERSON RP Debt Opportunities Fund Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 337,500*
OWNED BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 337,500*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,500*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.534% (1)*
12	TYPE OF REPORTING PERSON FI

(1)	Based upon 22,000,000 shares of Class A common stock outstanding as of July 30, 2019, as described in the Issuer’s Registration Statement on Form S-1, as amended, relating to the initial public offering of the Issuer’s units, initially filed with the Securities and Exchange Commission on July 11, 2019.

ITEM 1(a):	Name of Issuer:

Netfin Acquisition Corp. (the “Issuer”)

ITEM 1(b):	Address of Issuer’s Principal Executive Offices:

445 Park Avenue, 9th Floor, New York, NY 10022

ITEM 2(a):	Name of Person Filing:

This statement is jointly filed by and on behalf of each of RP Investment Advisors LP, RP Debt Opportunities Fund Ltd. and RP Select Opportunities Master Fund Ltd. RP Debt Opportunities Fund Ltd. and RP Select Opportunities Master Fund Ltd. are the record and direct beneficial owners of the securities covered by this statement. RP Investment Advisors LP is the investment advisor of, and may be deemed to beneficially own securities owned by, RP Debt Opportunities Fund Ltd. and RP Select Opportunities Master Fund Ltd.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each of the reporting persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

ITEM 2(b):	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the reporting persons is 39 Hazelton Avenue, Toronto, Ontario, Canada, M5R 2E3.

ITEM 2(c):	Citizenship:

See Item 4 on the cover page(s) hereto.

ITEM 2(d):	Title of Class of Securities:

Class A Common Stock

ITEM 2(e):	CUSIP Number:

ISIN: KYG6455A1233

ITEM 3:	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

ITEM 4:	Ownership.

(a) Amount Beneficially Owned: See Item 9 on the cover page(s) hereto.

(b) Percent of Class: See Item 11 on the cover page(s) hereto.

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii) Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

* The shares of Class A common stock, par value $0.0001 per share (the “Shares”) of Netfin Acquisition Corp., a blank check company incorporated in the Cayman Islands (the “Issuer”), reported herein are held in the form of units (the “Units”). Each Unit consists of one share of Class A common stock and one redeemable warrant. Each warrant entitles the holder thereof to purchase one share of Class A common stock. Each warrant will become exercisable on the later of 30 days after the completion of an initial business combination (“Initial Business Combination”), as described in more detail in the Issuer’s prospectus dated July 30, 2019 and filed with the SEC on July 31, 2019 (the “Prospectus”), or 12 months from the date of the Prospectus, and will expire five years after the completion of the Initial Business Combination or earlier upon redemption or liquidation. The warrants are not presently exercisable and contain provisions that would prevent the holder from exercising in the event that it would cause the holder to beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the Issuer’s outstanding shares of common stock.

The Units are held by RP Debt Opportunities Fund Ltd. and RP Select Opportunities Master Fund Ltd. (the “Funds”), which are managed by RP Investment Advisors LP, an Ontario limited partnership (the “Advisor”). The Advisor, in its capacity as the investment manager of the Funds, has the power to vote and the power to direct the disposition of all Units held by the Funds. Accordingly, for the purposes of Reg. Section 240.13d-3, the Advisor may be deemed to beneficially own an aggregate of 1,350,000 Shares, or 6.136% of the 22,000,000 Shares that were issued and outstanding following the issuance made pursuant to the Prospectus.

This report shall not be deemed an admission that the Advisor, the Funds or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting person’s pecuniary interest therein.

ITEM 5:	Ownership of Five Percent or Less of a Class:

Not applicable.

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

ITEM 8:	Identification and Classification of Members of the Group:

Not applicable.

ITEM 9:	Notice of Dissolution of a Group:

Not applicable.

ITEM 10:	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2019	RP Investment Advisors LP
	By:	/s/ Richard Pilosof
Name: Richard Pilosof
Title: Chief Executive Officer, RP Investment Advisors
LP by its General Partner RP Investment Advisors GP Inc.

RP Debt Opportunities Fund Ltd.

	By:	/s/ Richard Pilosof
Name: Richard Pilosof
Title: Chief Executive Officer, RP Investment Advisors
LP by its General Partner RP Investment Advisors GP Inc.

RP Select Opportunities Master Fund Ltd.

	By:	/s/ Richard Pilosof
Name: Richard Pilosof
Title: Chief Executive Officer, RP Investment Advisors
LP by its General Partner RP Investment Advisors GP Inc.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith).